Farm Bureau Life Insurance Company

5400 University Avenue, West Des Moines, Iowa 50266-5997

Variable Annuity Incremental Death Benefit Rider

This Rider is a part of the policy to which it is attached (the “base policy”). Terms not defined in this Rider have the meanings given to them in the base policy.

Section 1 — Policy Modifications

Policy Modifications

The base policy is modified to add the provisions of this Rider. All provisions of the base policy not in conflict with this Rider will apply to this Rider. In the event of a conflict between the provisions of the base policy and this Rider, the provisions of this Rider will prevail.

Section 2 — Incremental Death Benefit

Incremental Death Benefit

This Rider provides for an Incremental Death Benefit that is added to the Death Benefit payable under Your base policy.

This benefit is available when the Age of all Owners and the Annuitant on the Policy Date is less than 76. The Incremental Death Benefit is equal to 40% of “a” minus “b”, where:

“a”	is the Accumulated Value as of the date following receipt of Due Proof of Death; and
“b”	is the sum of all premium payments less the sum of all partial withdrawals, as of the date following receipt of Due Proof of Death.

If the Owner is a non-natural person, the Annuitant is considered the Owner for purposes of this benefit.

Notwithstanding the foregoing, the Incremental Death Benefit cannot exceed 50% of “b”. The Incremental Death Benefit will never be less than zero.

Spousal Beneficiary

No Death Benefit will be payable under the base policy or this Rider when:

•	the Beneficiary is Your spouse; and
•	the Beneficiary elects to continue this policy upon Your death.

In this case, no determination of the Death Benefit under this base policy or this Rider will be made until the death of the new Owner.

Section 3 — Effective Date

Effective Date

The Effective Date of this Rider will be the Policy Date of the base policy. This Rider may be added only at policy issue. Once the Rider is in force on this policy, this Rider may not be removed.

Section 4 — Termination

Termination

All rights and benefits under this Rider will end when any of the following events occur:

•	annuity payments begin;

434-IDB(05-08)

•	the policy is terminated; or
•	when all of the value of the policy is applied to a payment option.

Section 5 — Rider Charge

Rider Charge

The charge for this Rider will be deducted from the total Accumulated Value each month.

The current charge for this Rider will be determined by Us. If We change the rate, We will change it for every policy in Your premium class. The current charge is shown on the Policy Data Page. This amount may go up or down, but it will never exceed:

•	0.03% of the Accumulated Value each month for issue Ages under Age 66; or
•	0.06% of the Accumulated Value each month for issue Ages 66 to 75.

President

434-IDB(05-08)